Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Blue Jacket Movie, Inc.
15 Park Avenue
Eastchester, NY 10709
http://www.firstfruitsent.com/blue-jacket.html

Up to $5,000,000.00 in Series Seed-1 Preferred Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Blue Jacket Movie, Inc.
Address: 15 Park Avenue, Eastchester, NY 10709
State of Incorporation: DE
Date Incorporated: August 24, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Series Seed-1 Preferred Stock
Offering Maximum: $5,000,000.00 | 5,000,000 shares of Series Seed-1 Preferred Stock
Type of Security Offered: Series Seed-1 Preferred Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $100.00

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

"Amount-Based" PERKS:

$500+ | On-Screen Credit

Invest $500+ and be listed as an Investor in the on-screen credits of the final film.

$1,000+ | Autographed Official Movie Poster

Invest $1,000+ and receive a Blue Jacket official movie poster, autographed by the Director & Cast members (plus all previous perks).

$2,500+ | Live-stream Table Reading

Invest $2,500+ and receive a link to view Live-stream table reading of the script, and participation in live-stream Q&A with Production Team and Cast (plus all previous perks).

$5,000+ | Signed copy of the Shooting Script

Invest $5,000+ and receive a copy of the final shooting script, autographed by the Writers and Director (plus all previous perks).

$10,000+ | On-set Extra Cast Member

Invest $10,000+ and receive an invitation to be an on-set Extra Cast Member during one day of filming, with best efforts to have you featured (plus all previous perks). *

$25,000+ | Attend 'Cast & Crew' Screening & Reception

Invest $25,000+ and receive an invitation for two to attend the 'Cast & Crew' special screening of the film and reception (plus all previous perks). **

$100,000+ | Associate Producer Credit

Invest $100,000+ and receive credit as an Associate Producer of the film in both on-screen credits and on official IMDb Blue Jacket Movie page. Also receive 1-day Full access to the Live Set & Lunch on set with Writers, Directors & Producers (plus all previous perks).

$500,000+ | Executive Producer Credit

Invest $500,000+ and receive credit as an Executive Producer of the film in both on-screen credits and on official IMDb Blue Jacket Movie page (plus all previous perks).

** travel & lodging not included.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>10% Owners Bonus</u>

Blue Jacket Movie, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 110 Series Seed-1 Preferred Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Blue Jacket Movie Company is a single project focused film development company, seeking to bring on investors toward the development and production of Blue Jacket, a feature length faith-based live-action film. The current sole owner of Blue Jacket Movie Company is First Fruits Entertainment LLC (FFE), owned by Kevin & Maria O'Bryan. Kevin & Maria wrote the movie's award-winning screenplay and have been spearheading the business development & management activities of Blue Jacket Movie Company. The company consists of a few other key production team members with over 40+ years of experience in the film & TV industries.

Blue Jacket Movie Company is seeking to raise financing as working capital to fund the production and lensing of the film. Upon completion, we intend to market the film to distributors (business-to-business) for domestic and international distribution through all possible revenue outlets, including theatrical, video-on-demand, and streaming portals.

Blue Jacket Movie LLC had initiated an TTW campaign with Fundify.com. Link: https://fundify.com/fast-pitch/blue-jacket-movie-llc/5c771130/pitch

On September 2, 2022, Blue Jacket Movie, LLC (a New York company), merged with and into Blue Jacket Movie, Inc. (a Delaware C-Corp).

Competitors and Industry

The general industry is film and media.

Industry landscape for feature length film will be seeking a distribution and/or streaming partner to facilitate domestic & international distribution through all possible revenue streams, including but not limited to, theatrical release, Video-on-demand(VOD) and streaming.

We currently plan for this to be a B2B relationship. Blue Jacket Movie Company does not intend to self-distribute or sell directly to customers.

Blue Jacket Movie Company intends to self-market and participate in the film festival circuit.

Blue Jacket is an award-winning faith-based screenplay that presents what we believe is a novel concept that follows multiple alternate versions of the same character in real time, similar to the popular mind-bending stories told in The Matrix, Inception, and the parallel multi-verses of Disney's Marvel Universe.

In addition to its unique concept, Blue Jacket is a faith-based film. We believe that the faith-based market is so hot and lucrative that it has encouraged many major motion picture studios to implement a "faith-based" division. We believe that studios such as Affirm Films (Sony), Fox Faith (Fox), and Lightworkers Media (MGM) are all potential purchasers/distributors of the Blue Jacket Movie.

With Blue Jacket, we intend on being able to capitalize on both the faith-based and mainstream markets.

Current Stage and Roadmap

Script is complete.

Budget is complete.

Schedule is complete.

We have the locations locked down in Southern Indiana, slated to film in late spring/summer 2023.

We simply need the financing. Our current budget is $3.8M.

We are plugged into a network of large church and faith-based organizations, from coast-to-coast, who have indicated they will allow us to promote our campaign.

We have the support of our hometown of New Albany, Indiana, the local press and community where Blue Jacket will be filmed. For example, various locations in the community are allowing us to film free of charge.

We plan to promote, boost and share on Facebook, Tik-Tok, Instagram, and LinkedIn with all of our industry and professional contacts and connections.

We have speaking engagements and investor gatherings slated for this fall.

Overall Projected Timeline:

Capital Raise: Beginning November 2022

Pre-production: April - June 2023

Filming: July & August 2023

Post-production: September thru December 2023

Marketing & Film Festival Entries: November 2023 onward

Distributor engagement / Onboarding: 1st & 2nd quarter 2024

Initial Release Target: 4th quarter 2024 / 1st quarter 2025

The Team

Officers and Directors

Name: Kevin O'Bryan

Kevin O'Bryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO / President / CFO
  Dates of Service: September, 2021 - Present
  Responsibilities: Managing the development of the company and the Blue Jacket Film production, including team structure, finances and contracts. Currently not taking a salary.

- **Position:** Director
  Dates of Service: September, 2021 - Present
  Responsibilities: Directing the Film Production. Currently not taking a salary.

- **Position:** Writer
  Dates of Service: September, 2021 - Present
  Responsibilities: Editing the Script. Currently not taking a salary.

Other business experience in the past three years:

- **Employer:** First Fruits Entertainment LLC
  Title: Managing Partner
  Dates of Service: April, 2010 - Present
  Responsibilities: Managing the core business activities and development of the slate of film and media projects.

Other business experience in the past three years:

- **Employer:** LeChase Construction
  Title: Project Executive
  Dates of Service: March, 2019 - June, 2021
  Responsibilities: Overseeing Project teams and Client Accounts in the Construction industry

Name: Maria O'Bryan

Maria O'Bryan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Secretary
  Dates of Service: September, 2021 - Present
  Responsibilities: Oversees the creative development of Blue Jacket Film Production. Currently not taking a salary.

- **Position:** Writer
  Dates of Service: September, 2021 - Present
  Responsibilities: Edit the script. Currently not taking a salary.

Other business experience in the past three years:

- **Employer:** First Fruits Entertainment LLC
  Title: Managing Partner
  Dates of Service: April, 2010 - Present
  Responsibilities: Overseeing the creative development of our slate of Film and Media projects.

Name: Nick Agneto

Nick Agneto's current primary role is with Compass. Nick Agneto currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August, 2022 - Present
  Responsibilities: Board Member responsibilities in accordance with Bylaws. Does not currently receive a salary.

Other business experience in the past three years:

- **Employer:** Compass
  Title: Realtor
  Dates of Service: November, 2020 - Present
  Responsibilities: Representative for the marketing, buying and selling of properties

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking).

Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the equity should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering equity in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company might need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, making films. Our revenues are therefore dependent upon the market for feature film distribution.

We may never have an operational product or service
It is possible that there may never be a film or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We are currently in the development stage of producing a film. Delays or cost overruns in the development of our film and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with No Voting Rights
The equity that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company,

you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It

should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits
Blue Jacket Movie was formed on 9/1/2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Blue Jacket Movie has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Blue Jacket Movie is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in

light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Risks associated with Covid
Potential impact to production activities, staffing, talent, as well as Market and Service impacts as a result of COVID poses a risk to the completion of the film, and subsequently the overall financing and product.

Risks associated with Scheduling and Conflicts
Film production is heavily dependent on scheduling and availability of resources, staffing and talent. For many reasons, a scheduling conflict could greatly impact the viability of a film, and subsequently the budget and the overall quality of the product.

Dependency on 3rd-party Marketing & Distribution Companies
Even if the film project is completed, there is no guarantee that any distributor or

marketing agency will agree to market and distribute the film which will greatly impact the revenue generating capabilities of the film and may prevent the company and the investors from seeing a return on investment. 3rd-party Marketing & Distribution companies have limits on the amount of content to distribute annually. There is no guarantee that distribution could be achieved immediately upon completion of the film project.

Cast & Crew Salary Requirements
Depending on the capital raised, there is no guarantee that the company can afford notable or recognizable talent for the project.

Covid-19 and Environmental Risks
Because film making is dependent on personal interaction, any health or environmental risk could greatly impact the production schedule and cost associated with delays, even to the extent that the project is cancelled.

Movie may not receive adequate funding
There is a possibility that the movie will not receive adequate funding from the raise, & therefore never be made.

There is a possibility that Blue Jacket Movie, Inc. will never be able to pay anything out to investors
Blue Jacket Movie, Inc.'s ability to pay anything out to investors is dependent on producing and distributing the movie. There is a possibility that Blue Jacket Movie, Inc. will never be able to pay anything out to investors, & in that case: "If upon any such declaration, the funds available for distribution shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1, the holders of shares of Preferred Stock shall share ratably in any distribution of funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full."

There is a possibility that the movie will never be made
There is a possibility that the movie will never be made.

There is a possibility that the movie, even if made, will never be distributed
The financial success of the movie is dependent on a number of factors. Aside from the capital needed to fund the creation of the movie, the revenue-generating portion of the movie is dependent on the movie being distributed. There is a possibility the movie, even if made, will never be distributed.

The Chief Executive Officer currently does not take a salary
Kevin O'Bryan, the Chief Executive Officer of Blue Jacket Movie, Inc. and Managing Partner of First Fruits Entertainment, LLC, does not currently receive a salary for his work at Blue Jacket Movie, Inc. and splits his time working as Chief Executive Officer of Blue Jacket Movie, Inc. and Managing Partner of First Fruits Entertainment, LLC. Kevin O'Bryan currently receives his salary from First Fruits Entertainment, LLC. Although Kevin O'Bryan owns equity in both Blue Jacket Movie, Inc. and First Fruits

Entertainment, LLC, there is some level of risk in investing in a company whose day-to-day operations are managed by an individual who does not receive a salary and splits their time. The Blue Jacket Movie Production Budget includes stipends and salaries associated with roles and activities as part of the 8-10 month production effort for the film, including salaries for Directors & Assistant Directors, salaries or stipends for Producers, Production Managers, Production Supervisors, a Writer stipend for any re-writes, etc., to manage and complete the pre-, production, & post-production phases of the film. As the Production Team is assembled, it is anticipated that Kevin O'Bryan will assume the roles associated with Producer, Co-Director and Co-Writer, which are currently estimated at $40,000 and some related travel expenses associated with production.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
First Fruits Entertainment, LLC (50% Maria, 50% Kevin)	5,700,000	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Series Seed-1 Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 5,000,000 of Series Seed-1 Preferred Stock.

Class A Common Stock

The amount of security authorized is 10,000,000 with a total of 5,700,000 outstanding.

Voting Rights

1 vote per 1 share

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series Seed-1 Preferred Stock

The amount of security authorized is 10,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Series Seed-1 Preferred Stock.

Material Rights

Dividends. Until the Preferential Dividend(as defined below) is paid to the holders of the then outstanding shares of Preferred Stock, such holders shall be entitled to receive, only when, as, and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends in such amounts as declared by the Board of Directors, prior and in preference to any declaration or payment of any other dividend with respect to the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock). No dividend may be declared or paid with respect to the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) until such time as the holders of the Preferred Stock have received, pursuant to dividends declared under this Section 1 and any payments made under Section 2, an aggregate amount equal to at least 115% of the Original Issue Price (as defined below) for each share of Preferred Stock (the "Preferential Dividend"). If upon any such declaration, the funds available for distribution shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1, the holders of shares of Preferred Stock shall share ratably in any distribution of funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. Following payment of the Preferential Dividend, the Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Class B Common Stock payable in shares of Class B Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate) the holders of the Preferred Stock then outstanding shall simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of(A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed- 1 Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock.

Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 115% of the Original Issue Price, minus any dividends paid thereon pursuant to Section 1. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section 1 shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections 2.1 is hereinafter referred to as the "Liquidation Amount."

Voting. The shares of Preferred Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Preferred Stock may be increase or decreased (but no below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corproation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

Right to Convert.

Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the Preferred Stock by the Conversion Price (as defined below) in effect at the time of conversion for the Preferred Stock. The "Conversion Price" shall initially be equal to the applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class B Common Stock, shall be subject to adjustment as provided below.

Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

What it means to be a minority holder

As a minority holder of non-voting Series Seed-1 Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

The Company has not had any recent offering of securities in the last three years.

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Our average monthly burn rate is about $500/month. At this burn rate, we can operate indefinitely via funding from First Fruits Entertainment, the sole owner of Blue Jacket Movie, Inc.

Foreseeable major expenses based on projections:

Our major expenses will go toward hiring cast and crew for the film and rental of the equipment used in creating the film.

We currently estimate the expense for Main Cast Actors & Talent will be approximately $745,000.

We currently estimate the expense for Extras & Background Cast will be approximately $200,000.

We currently estimate the expense for Production Crew & Staff will be approximately $670,000.

We currently estimate the expense for equipment rentals will be approximately $253,000.

Future operational challenges:

Foreseeable operational challenges are those associated with scheduling and various production processes. Delays caused by factors such as weather, availability, travel, etc. are possible.

Future challenges related to capital resources:

The challenges related to capital resources is that we require a certain amount of funding to complete the project. We have a budget based on certain assumptions for tiered talent, crew size, and equipment to complete principal photography, which accounts for approximately 50% of the budget, and post-production editing & effects to complete the film, which accounts for approximately 12% of our budget. Other expense items including P&A, Insurances and Legal which account for 20% of the budget come into play at various stages of the project life-cycle, some of which could be reallocated proportionately as interim milestones are achieved.

Future milestones and events:

Future milestones include pre-production, production, post-production, and marketing for distribution. These milestones have been budgeted for and can be moderately scaled based on available funding, but if not achieved could significantly impact progression into the next phase.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have an existing line of credit through Chase Bank.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital

resources available?)

The funds from this raise are critical to our operations. We are relying on our Reg CF campaign to be able to reach specific milestones to complete the product. We do not currently have other resources available to sufficiently complete the product.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Yes, funds from this campaign are necessary to the viability of the company. Of the total funds available to our company, the funds from the Reg CF raise will constitute upwards of 99%.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We will be able to operate the company indefinitely if we raise the minimum, but completion of the project is dependent on raising sufficient funding. This estimate is based on the current film budget of $3.8M.

In the absence of raising the full funding, we believe that Blue Jacket Movie, Inc. can continue to operate, and would then consider additional equity raises (either crowdfunding or private equity), seek to. take on a large production partner, or possibly option/license or sell the script, in order to complete the project.

The Company's plan would be to manage distribution agreements and subsequent potential revenue indefinitely. If an offer is presented to purchase the project outright, then once all revenue is dispersed, Blue Jacket Movie, Inc. would close.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we believe that we will be able to operate the company to sufficiently complete the project as well as seek and manage distribution of the film in perpetuity.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If necessary, we will contemplate additional capital raises, but as of now, this Reg CF campaign is our main funding source to finance the project.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** First Fruits Entertainment LLC
  Names of 20% owners: Kevin O'Bryan 50% Maria O'Bryan 50%
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: First Fruits owns 5.7M shares in Blue Jacket Movie Inc.
  Material Terms: First Fruits owns 5.7M shares in Blue Jacket Movie Inc.

Valuation

Pre-Money Valuation: $5,700,000.00

Valuation Details:

The valuation is based on an industry practice of granting to all investors a total of roughly 40-50% of the company in exchange for whatever the budget will be. If the entire budget of $3.8M is raised in the form of equity, the ownership of the company will be roughly 60% to the creators and 40% to the investors, thus following the industry practice.

This pre-money valuation is further supported by: 1) existing IP and resources, and 2) projected revenue as estimated from industry comparables in Faith-based & Mainstream markets.

Existing IP includes an award-winning screenplay, as recognized by the Kingdomwood Int'l Film Festival- an industry-recognized, international film festival- written by multiple-time award-winning screenwriters, Kevin & Maria O'Bryan, most recently winning Best Screenplay in 2022 for their original title, Who Wrote the Book.

Existing resources include a proven team of industry professionals with over 40-plus years combined experience in film and television, including a team member with over 18-years of experience as a Director of a major news station, and other team members possessing years of production experience with major film studios.

When evaluating sixteen films, similar in story, intended audience and messaging, within the faith-based market, over the last 15 years, several of which including young adult-centered stories and athletic elements, similar to those of Blue Jacket Movie, the average Domestic Box Office Gross Revenue is $32M, with average Home Market Gross Revenue of $19M, as sourced from The-Numbers.com.

Comparable titles include God's Not Dead (2014), Breakthrough (2019), Courageous (2011), Overcomer (2019), God's Not Dead 2 (2016), Do You Believe (2015), Woodlawn

(2015), I Still Believe (2020), Run the Race (2019), I'm Not Ashamed (2016), The Shack (2017), I Can Only Imagine (2018), Facing the Giants (2006), Fireproof (2008), War Room (2015), When the Game Stands Tall (2014).

When evaluating six films, similar in story, intended audience and messaging, within the Mainstream market, several of which including young adult-centered stories and social effects of drug/substance abuse and peer-pressure, similar to the situations presented in Blue Jacket Movie, the average Domestic Box Office Gross Revenue is $30M, as sourced from The-Numbers.com. Comparable titles include: If I Stay (2014), Before I Fall (2017), Sliding Doors (1998), Go (1999), Mean Girls (2004), Kids (1995).

Industry model for projected revenue waterfall to Production Company (as sourced: Abrams, Daniel Lawrence. "Dealmaking Done Right." Produced By [New York, NY] August/September. 2015, p. 32-35.) is approximately 20% of all Gross Domestic Box Office and Gross Home Sales, including T/SVOD. With $50M as a combined Gross value from our comparable projects, a projected 20% return would be $10M.

Our post-money valuation (including our $5.7M pre-money valuation and our $3.8M targeted equity raise) is $10M and in line with this industry model.

<u>Disclaimers</u>

In conclusion, based on the above factors, we set the company's valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) the company has 3 classes of stock; (ii) the company does not have any warrants, or other securities with a right to acquire shares, and (iii) the company did not include its Equity Incentive Plan as a part of its valuation.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%
- *StartEngine Service Fees*
  94.5%
  fees for certain services provided by StartEngine

If we raise the over allotment amount of $5,000,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  88.0%
  Hire the Team, Cast the Talent, Film & Edit the Movie

- *Marketing*
  6.5%
  Market the film at Film Festivals and with Distributors

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.firstfruitsent.com/blue-jacket.html (http://www.firstfruitsent.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/bluejacketmovie

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Blue Jacket Movie, Inc.

[See attached]

Blue Jacket Movie, Inc. (the "Company") a Delaware Corporation

Financial Statements and
Independent Accountant's Audit Report

As of Inception – August 24, 2022

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

Independent Auditor's Report

To Management
Blue Jacket Movie, Inc.

We have audited the accompanying statement of financial position of Blue Jacket Movie, Inc. as of August 24, 2022 (inception), and the related notes. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position and results of operation of Blue Jacket Movie, Inc. as of August 24, 2022 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 28, 2022
Vincenzo Mongio

Statement of Financial Position

	As of August 24, 2022
ASSETS	
Current Assets	-
Cash and Cash Equivalents	-
Total Current Assets	-
TOTAL ASSETS	-
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	-
Total Current Liabilities	-
TOTAL LIABILITIES	-
EQUITY	
Member Capital	-
TOTAL LIABILITIES AND EQUITY	-

Blue Jacket Movie, Inc.
Notes to the Financial Statements
August 24, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Blue Jacket Movie, Inc. ("the Company") was formed in Delaware on August 24, 2022. The Company plans to earn revenue through the development, finance, production and distribution of a motion picture property. The Company's headquarters is in Eastchester, New York and its customers will be located in the United States.

On September 6, 2022, the Company merged with Blue Jacket Movie, LLC, which was formed in New York on September 1st, 2021, was owned by the same person, and had no operating history or financial statements. The surviving entity is Blue Jacket Move Inc.

The Company will conduct a crowdfunding campaign under regulation CF in 2022 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk will primarily consist of its cash and cash equivalents. The Company will place its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Equity based compensation

The Company does not currently have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None.

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of class A common stock, 10,000,000 shares of class B common stock, and 10,000,000 shares of preferred stock stock each with a par value per share of $0.0001. At inception, none of the shares are issued and outstanding.

Class A common stock is entitled to one vote for each share of class A common stock held at all meetings of stockholders. Unless required by law, there will be no cumulative voting for this type of stock.
Class B common stock is non-voting and carries all other rights, preferences, privileges and restrictions of class A common stock.

Preferred stock is entitled to dividend payments if and when they are declared by the Board of Directors. No dividends will be paid to any common stock holder until an aggregate amount equal to at least 115% of the Original Issue Price of $1 for each share of Series Seed-1 preferred stock is paid. This is known as the "preferential dividend". Preferred stock is also subject to a liquidation preference in the event of a deemed liquidation event and will receive distributions of the Company's assets until each shareholder of preferred stock has received at lease 115% of the Original Issue Price of $1 for each share of Series Seed-1 preferred stock minus any dividend paid.

Preferred stock is non-voting and has the right to convert into such number of fully paid and nonassessable shares of class B common stock as is determined by dividing the Original Issue Price for the preferred stock by the conversion price. The conversion price shall initially be equal to the applicable Original Issue Price.

Upon either the closing of the sale of shares of class B common stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), all outstanding shares of Preferred Stock shall automatically be converted into shares of Class B Common Stock, at the then effective conversion rate and such shares may not be reissued by the Corporation.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to August 24, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through September 28, 2022, the date these financial statements were available to be issued. On September 2, 2022. The Company merged with Blue Jacket Movie, LLC. Refer to Note 1 above.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Blue Jacket Movie is not live or open to the public at this moment.

start engine

A Faith-Based Movie Production

INVEST IN BLUE JACKET MOVIE TODAY!

We are a faith-based production team with 40+ years of experience in the Film & TV industry who have come together around our latest project: "Blue Jacket." We are equipped with an award-winning coming-of-age script that appeals to both faith-based audience... Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


BLUE JACKET
A compelling and relatable movie about choices and consequences
WINNER of BEST SCREENPLAY

REASONS TO INVEST

- We are bringing an edgy and compelling story about choices and consequences into a market lacking unique, out-of-the-box, faith-based entertainment options.
- Major studios and streamers are opening their own faith-based divisions as they realize that inspirational, uplifting movies are among the most financially successful low-budget movie genres.*
- We have an award-winning screenplay and a production team with over 40 years of experience in the film and television industry.

*Information from MovieMaker & The American Film Market (Source | Source)

This movie is in the pre-production stage. Blue Jacket Movie, Inc. was formed to raise money to film, produce, & distribute the Blue Jacket Movie. The Company's current plan is to fundraise, film, & distribute the potential revenue. The Company's current revenue share plan is to pay-out holders of Series Seed-1 Preferred Stock first at up to 115%. If this 115% threshold is met, the Series Seed-1 Preferred stockholders will then share in the revenue along with holders of Common Stock on a pro rata basis. Please see the 'Risk Factors' section of the company's Offering Circular for more details & associated risks on this investment.

OVERVIEW

A Faith-Based Movie About Real Issues


A never-before-seen film based on an award-winning script
Award-winning script
Faith-based market
Experienced team
BLUE JACKET

"Blue Jacket" drops you into a single day in the life of two students, Aaron and Zoe. Out of each choice the character makes, a different color jacketed version of them splits off and we follow Aaron and Zoe through alternate pathways as they intertwine, impacting those around them. Ultimately, all paths converge at a house party, and the alternate versions of Aaron and Zoe find themselves in completely different positions based on the choices they've made. A single day... forever changing their future.


choose wisely

As film and TV professionals with decades of experience, we know that audiences are craving films with powerful, transformational stories. “Blue Jacket” explores the consequences of choices and how the rippling impact can play out in the lives of those around us. Our story dives below the surface to confront real issues, such as cyber-bullying, drugs, sex, and suicide in a unique approach that presents the opportunity to deliver a message of hope, grace, and redemption.

THE PROBLEM & OUR SOLUTION

Bringing Faith-Based Stories Into the Mainstream


A movie production with both faith-based and mainstream market appeal

As Independent "Indie" projects, faith-based movies rarely secure funding comparable to mainstream projects, despite their ability to perform in the box office (Source). At the same time, many faith-based movies come across as cheesy, overtly delivering their themes on the surface in a way that loses appeal with mainstream audiences.

“Blue Jacket” is a transformational movie written with mainstream audiences in mind. With the proper financing, our team of experienced industry professionals plans to procure top-notch talent, resources, and equipment to deliver a film of the utmost quality. As a result, this opens the door to the film distribution market, including theatrical release and domestic and international Video-On-Demand (VOD) streaming outlets.

THE MARKET & OUR TRACTION

A Massive Market Base and an Award-Winning Screenplay

Recent faith-based productions are exceeding expectations in revenue and popularity, making tens of millions of dollars at the box office on budgets of only a few million (Source). In reaction, studios and streamers have been opening their own faith-based arms, including Affirm Films (Sony), Lightworks Media (MGM), Fox Faith (Fox) and Bridgestone Media Group.


We are partnering with a coast-to-coast network of large churches and social media influencers
WINNER of BEST SCREENPLAY
Kingdomwood International Film Festival

The “Blue Jacket” script, written by Kevin and Maria O'Bryan, received a **“Best Screenplay”** award at the Kingdomwood International Film Festival (Source).

We intend to work with a coast-to-coast network of large churches and social media influencers who we are hopeful will support our projects. We also have the support of the local press and community in New Albany, Indiana, where “Blue Jacket” will be filmed.

WHY INVEST

Making Faith-Based Entertainment Profitable


Invest In Us
Mainstream market appeal
Award-winning screenplay
Experienced production team
WINNER
KINGDOMWOOD
INTERNATIONAL FILM FESTIVAL

In a world in which teenagers face difficult choices every day and where mainstream media lacks faith-based values, we are seeking to launch a movie production that intends to interrupt the destructive nature of today's media with a transformational message that is validating and uplifting. With a unique, award-winning screenplay and an experienced production team, we are prepared to deliver a low-budget product with big-market potential for mainstream popularity and financial success.

Join us as we uplift audiences everywhere through the innovative storytelling of “Blue Jacket”.

ABOUT

HEADQUARTERS	VALUATION
15 Park Avenue Eastchester, NY 10709	**$5.7M**

We are a faith-based production team with 40+ years of experience in the Film & TV industry who have come together around our latest project: "Blue Jacket." We are equipped with an award-winning coming-of-age script that appeals to both faith-based audiences and mainstream markets simultaneously with its unique twist on parallel, alternate realities. We already have plans to shoot on location in New Albany, Indiana, and our company now seeks funding to move forward into production.

TEAM



Kevin O'Bryan
Co- Writer / Director

Kevin O'Bryan began his career as an actor performing on numerous television shows and NYC stage productions, which in turn led to Directing, Producing and Screenwriting. He and his wife, Maria, are founders of First Fruits Entertainment, a multi-award winning production company, most recently the recipient of a Critics' Choice Award for their feature length romantic comedy screenplay, WHO WROTE THE BOOK. Their short film, KING'S HEART, currently distributed by Bridgestone Multimedia Group (BMG), received numerous awards and recognition on the film festival circuit, including: Award of Merit, Viewer's Choice, and Mission Excellence.

Kevin's other areas of expertise come from an extensive background as an Executive Project Manager overseeing complex projects in the magnitude of $500MM. He also carries with him degrees in Architecture and Environmental Design, with a focus on Set Design and Screenwriting.



Maria O'Bryan
Co- Writer / Director

Maria O'Bryan began her career as an actress, performing on various television shows such as E.R., Law & Order, working opposite the industry's "cream of the crop", from John Wells to Ed Sherin. In addition to her many television and extensive NYC stage credits, she also performed in various independent feature films. Maria stepped into the role of Director with a number of Off-Off Broadway plays, including Screwtape Letters at The Mint Theater, where she met her husband Kevin. Maria is known as an "actor's director", able to develop and draw out the actor's finest and most authentic performance.



Nick Agneto
Producer

Nick Agneto is bringing his years of production team experience working with major networks such as Martha Stewart, HBO, MTV, Sesame Street, and WWE, ensuring the above-the-line talent, set operations and creative services are integrated and flow seamlessly.



Mark Legein
Production Manager

With over 20 years experience as a Director for major television networks in NYC, **Mark Legein** will be managing workflow of the below-the-line crews, ensuring the camera, sound and lighting teams are in sync.



David Carraturo
Associate Producer

A Wall Street professional and noted author of the Columbus Avenue Boys series, **David Carraturo** is assisting with the business operations, helping to secure talent and distribution.

TERMS

Blue Jacket Movie

Overview

PRICE PER SHARE
$1

VALUATION
$5.7M

DEADLINE
Feb 13, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$100.00

OFFERING TYPE
Equity

MAX INVESTMENT
$5,000,000.00

ASSET TYPE
PREFERRED

MIN NUMBER OF SHARES OFFERED
15,000

SHARES OFFERED
Series Seed-1 Preferred Stock

MAX NUMBER OF SHARES OFFERED
5,000,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company :	**Blue Jacket Movie, Inc.**
Corporate Address :	**15 Park Avenue, Eastchester, NY 10709**
Offering Minimum :	**$10,000.00**
Offering Maximum :	**$5,000,000.00**
Minimum Investment Amount (per investor) :	**$100.00**

Terms

Offering Type :	**Equity**
Security Name :	**Series Seed-1 Preferred Stock**
Minimum Number of Shares Offered :	**10,000**
Maximum Number of Shares Offered :	**5,000,000**
Price per Share :	**$1.00**
Pre-Money Valuation :	**$5,700,000.00**

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

"Amount-Based" PERKS:

$500+ | On-Screen Credit

Invest $500+ and be listed as an Investor in the on-screen credits of the final film.

$1,000+ | Autographed Official Movie Poster

Invest $1,000+ and receive a Blue Jacket official movie poster, autographed by the Director & Cast members (plus all previous perks).

$2,500+ | Live-stream Table Reading

Invest $2,500+ and receive a link to view Live-stream table reading of the script, and participation in live-stream Q&A with Production Team and Cast (plus all previous perks).

$5,000+ | Signed copy of the Shooting Script

Invest $5,000+ and receive a copy of the final shooting script, autographed by the Writers and Director (plus all previous perks).

$10,000+ | On-set Extra Cast Member

Invest $10,000+ and receive an invitation to be an on-set Extra Cast Member during one day of filming, with best efforts to have you featured (plus all previous perks). *

$25,000+ | Attend 'Cast & Crew' Screening & Reception

Invest $25,000+ and receive an invitation for two to attend the 'Cast & Crew' special screening of the film and reception (plus all previous perks). **

$100,000+ | Associate Producer Credit

Invest $100,000+ and receive credit as an Associate Producer of the film in both on-screen credits and on official IMDb Blue Jacket Movie page. Also receive 1-day Full access to the Live Set & Lunch on set with Writers, Directors & Producers (plus all previous perks).

$500,000+ | Executive Producer Credit

Invest $500,000+ and receive credit as an Executive Producer of the film in both on-screen credits and on official IMDb Blue Jacket Movie page (plus all previous perks).

** travel & lodging not included.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>10% Owners Bonus</u>

Blue Jacket Movie, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.00/ share, you will receive 110 Series Seed-1 Preferred Stock shares, meaning you'll own 110 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

JOIN THE DISCUSSION

What's on your mind?

0/2500

Post

Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP · SUBMIT ORDER · FUNDS IN TRANSIT · FUNDS RECEIVED · FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

How much can I invest?

When will I receive my shares?

What will the return on my investment be?

Can I cancel my investment?

What is the difference between Regulation Crowdfunding and Regulation A+?

More FAQs

Get To Know Us

Our Team
Careers

Let's Work Together

Raise Capital
Scout: Refer A Startup
Success Stories
Partnerships

Need Help

Contact Us
Help Center

@ 2022 All Rights Reserved

Download on the App Store

Terms of Use · Privacy Policy · Disclaimer · Annual Reports · Form CRS

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC . You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA. StartEngine Primary, LLC is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investors Only – Do Not Sell My Personal Information (800-317-2200). StartEngine does not sell personal information. For all customer inquiries, please write to contact@startengine.com.

StartEngine's Reg A+ offering is made available through StartEngine Crowdfunding, Inc. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. For more information about this offering, please view StartEngine's offering circular and risk associated with this offering.

;

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Blue Jacket Movie – TTW Campaign Video

REVISED 8/24/22

(Kevin)

I'm Kevin O'Bryan and we are the creative team behind the inspirational faith-based film Blue Jacket, a film that seeks to explore the life-changing power of a single choice.

Blue Jacket drops you into a single day in the life of two high schoolers...but with each choice, a different color jacketed version of themselves splits. And we follow the alternate versions as they crisscross and impact those around them. Ultimately all paths converge at a house party and the alternate versions of Aaron and Zoe find themselves in completely different positions based on the choices they've made.

A single day forever changing their future.

(Maria)

Blue Jacket is a very personal story to us. It's actually something that we strongly believe is relatable to everyone. It forces you to recognize there are consequences to your choices. And you're going to see in real time how it not only transforms your life but those of the lives around you.

(Kevin)

I first got the idea for blue jacket on the set of a major television show in Los Angeles. Sitting there, wearing my father's blue jacket that I had brought from home as a reminder, wondering would my father be proud of the choices I'm making. And I got the idea. With each choice what if a different color jacketed version of myself had split off and followed those different paths.

Well fast forward when I had an encounter with Jesus and he brought me into a relationship with my heavenly father, the question of "would my father be proud of the choices I'm making", it took on a whole other meaning.

Fast forward again, when I met my beautiful wife, Maria, she brought in the female perspective and all of the choices and situations that young women face.

(Maria)

Something as small as a teenage girl who's asked out on a date, who's so excited because she's been asked out on a date, and she goes. Then you find yourself two years later, you're in this relationship you were never intended to be in.

(Kevin)

And out of that came the story of Blue Jacket.

(Nick)

So when I first read Blue Jacket, I saw myself in some of the characters and it made me think

about the choices that I've made, some of the decisions that have blessed people and hurt others. And as a father my wife and I come together, we think about those things with our daughters and the decisions that they're going to have to make in their friendship circles and in the things that they're going to do through life. We want them to make the right choices. We just want them to be aware that the choices that they make will affect people. It leaves a wake behind you.

(Maria)

Following these two characters down multiple paths in real time is a complex and sophisticated concept that elevates the art of storytelling.

(Mark)

This movie shows you what would happen to step back in time, make a different choice, a better choice, and even when we make the wrong choice, then God is always there to reach down and offer forgiveness. That's what we all need anyway. We need his love and mercy and redemption.

(Maria)

If this film can affect one person to take those decisions and choices and to go to the lord with them first before they move.... Wow! That's what it's about. That's Blue Jacket.

(Nick)

And this is your opportunity to join us and bring this award-winning and entertaining screenplay to life.

(Kevin)

But why invest in faith-based films? Inspirational faith-based films are rated one of the top most profitable genres in the independent industry. I mean look at the explosive success of Fireproof, God's Not Dead, War Room, and now the massive popularity of The Chosen.

(Nick)

And our team has the production experience to deliver and distribute a quality project, with over 40 years combined production experience in television, network and independent feature films we have come together for this incredible project.

(Maria)

Join us in being part of something different. Something uniquely made for such a time as this.

(Kevin)

After this video, click below to view our offering details and to learn more about our incredible team, and the origins of this intricate story, Blue Jacket.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF INCORPORATION OF "BLUE JACKET MOVIE, INC.", FILED IN THIS OFFICE ON THE TWENTY-FOURTH DAY OF AUGUST, A.D. 2022, AT 6:45 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6988673 8100
SR# 20223353272

Authentication: 204259470
Date: 08-26-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:45 PM 08/24/2022
FILED 06:45 PM 08/24/2022
SR 20223353272 - File Number 6988673

CERTIFICATE OF INCORPORATION OF BLUE JACKET MOVIE, INC.

The undersigned, a natural person (the "Sole Incorporator"), for the purpose of organizing a corporation to conduct the business and promote the purposes hereunder stated, under the provisions and subject to the requirements of the laws of the State of Delaware, hereby certifies that:

ARTICLE I.

The name of this corporation is Blue Jacket Movie, Inc. (the "Corporation").

ARTICLE II.

The address of the registered office of this Corporation in the State of Delaware is 3500 South DuPont Highway, Dover, DE 19901, County of Kent, and the name of the registered agent of this Corporation in the State of Delaware at such address is GKL Registered Agents of DE, Inc.

ARTICLE III.

The purpose of this Corporation is to engage in any lawful act or activity for which a corporation may be organized under the Delaware General Corporation Law.

ARTICLE IV.

The Corporation is authorized to issue three classes of stock to be designated "Class A Common Stock," "Class B Common Stock" and "Preferred Stock." The total number of shares of Class A Common Stock that the Corporation is authorized to issue is 10,000,000 shares, $0.0001 par value per share. The total number of shares of Class B Common Stock that the Corporation is authorized to issue is 10,000,000 shares, $0.0001 par value per share. The total number of shares of Preferred Stock that the Corporation is authorized to issue is 10,000,000 shares, $0.0001 par value per share. The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Certificate, all of the shares of the Preferred Stock of the Corporation are hereby designated "Series Seed-1 Preferred Stock." The Class A Common Stock and the Class B Common Stock are collectively referred to herein as the "Common Stock."

A. CLASS A COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Common Stock.

1. General. The voting, dividend and liquidation rights of the holders of the Class A Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth in this Certificate.

2. **Voting.** The holders of the Class A Common Stock are entitled to one vote for each share of Class A Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting.

B. CLASS B COMMON STOCK

The following rights, powers privileges and restrictions, qualifications, and limitations apply to the Class B Common Stock.

1. **General.** The rights, preferences, privileges and restrictions of the Class B Common Stock and Class A Common Stock shall be equal and identical in all respects except as set forth in Section B.2 of this article IV, below.

2. **Voting.** The shares of Class B Common Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

C. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. **Dividends.** Until the Preferential Dividend (as defined below) is paid to the holders of the then outstanding shares of Preferred Stock, such holders shall be entitled to receive, only when, as, and if declared by the Board of Directors, out of any funds and assets legally available therefor, dividends in such amounts as declared by the Board of Directors, prior and in preference to any declaration or payment of any other dividend with respect to the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock). No dividend may be declared or paid with respect to the Common Stock (other than dividends on shares of Common Stock payable in shares of Common Stock) until such time as the holders of the Preferred Stock have received, pursuant to dividends declared under this Section 1 and any payments made under Section 2, an aggregate amount equal to at least 115% of the Original Issue Price (as defined below) for each share of Preferred Stock (the "Preferential Dividend"). If upon any such declaration, the funds available for distribution shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 1, the holders of shares of Preferred Stock shall share ratably in any distribution of funds available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The right to receive dividends on shares of Preferred Stock pursuant to the preceding sentence of this Section 1 shall not be cumulative, and no right to dividends shall accrue to holders of Preferred Stock by reason of the fact that dividends on said shares are not declared. Following payment of the Preferential Dividend, the Corporation shall not declare, pay or set aside any

dividends on shares of any other class or series of capital stock of the Corporation (other than dividends on shares of Class B Common Stock payable in shares of Class B Common Stock) unless (in addition to the obtaining of any consents required elsewhere in this Certificate) the holders of the Preferred Stock then outstanding shall simultaneously receive, in addition to the dividends payable pursuant to the first sentence of this Section 1, a dividend on each outstanding share of Preferred Stock in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or series that is convertible into Common Stock, that dividend per share of Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or series determined, if applicable, as if all shares of such class or series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or series that is not convertible into Common Stock, at a rate per share of Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or series of capital stock by the original issuance price of such class or series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or series) and (B) multiplying such fraction by an amount equal to the Original Issue Price (as defined below); provided that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one (1) class or series of capital stock of the Corporation, the dividend payable to the holders of Preferred Stock pursuant to this Section 1 shall be calculated based upon the dividend on the class or series of capital stock that would result in the highest Preferred Stock dividend. The "Original Issue Price" shall mean, with respect to the Series Seed-1 Preferred Stock, $1.00 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the applicable Preferred Stock

2. Liquidation, Dissolution, or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event (as defined below), out of the consideration payable to stockholders in such Deemed Liquidation Event, before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to 115% of the Original Issue Price, minus any dividends paid thereon pursuant to Section 1. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they shall be entitled under this Section 2.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, after the payment in full of all Liquidation Amounts required to be paid to the holders of shares of Preferred Stock the remaining assets of the Corporation available for distribution to its stockholders or, in the case of a Deemed Liquidation Event, the consideration not payable to the holders of shares of Preferred Stock pursuant to Section **Error! Reference source not found.** shall be distributed among the holders of the shares of Preferred Stock and Common Stock, pro rata based on the number of shares held by each such holder, treating for this purpose all such securities as if they had been converted to Common Stock pursuant to the terms of this Certificate immediately prior to such liquidation, dissolution or winding up of the Corporation. The aggregate amount which a holder of a share of Preferred Stock is entitled to receive under Sections **Error! Reference source not found.** and 2.1 is hereinafter referred to as the "Liquidation Amount."

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events is a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock (voting as a single class) (the "Requisite Holders") elect otherwise by written notice received by the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Subsection 2.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

2.3.2 Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Subsection 2.3 will be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors.

2.3.3 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is payable only upon satisfaction of contingencies (the "Additional Consideration"), the merger agreement for such transaction shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "Initial Consideration") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the stockholders of the Corporation upon satisfaction of such contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 2.1 and 2.2 after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.3, consideration placed into escrow or retained as a holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Initial Consideration.

3. Voting. The shares of Preferred Stock shall be non-voting except as may otherwise be required by applicable law. Unless required by law, there shall be no cumulative voting. The number of authorized shares of Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

4. Conversion. The holders of Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

4.1 Right to Convert.

i. Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Class B Common Stock as is determined by dividing the Original Issue Price for the Preferred Stock by the Conversion Price (as defined below) in effect at the time of conversion for the Preferred Stock. The "Conversion Price" shall initially be equal to the applicable Original Issue Price. Such initial Conversion Price, and the rate at which shares of Preferred Stock may be converted into shares of Class B Common Stock, shall be subject to adjustment as provided below.

ii. Termination of Conversion Rights. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Stock.

4.2 Fractional Shares. No fractional shares of Class B Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Class B Common Stock as determined in good faith by the Board of Directors. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of a series of Preferred Stock the holder is at the time converting into Class B Common Stock and the aggregate number of shares of Class B Common Stock issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Class B Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Class B Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "Conversion Time"), and the shares of Class B Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, issue and deliver to such holder of Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Class B Common Stock issuable upon such conversion in accordance with the provisions hereof, a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Class B Common Stock, and cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and payment of any declared but unpaid dividends on the shares of Preferred Stock converted.

4.3.2 Reservation of Shares. The Corporation shall at all times when the Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Class B Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Class B Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Class B Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate.

4.3.3 Effect of Conversion. All shares of Preferred Stock which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares, including the rights, if any, to receive notices and to vote, shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Class B Common Stock in exchange therefor and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and shall not be reissued as shares of Preferred Stock, and the Corporation (without the need for stockholder action) may from time to time take such appropriate action as may be necessary to reduce the designated number of shares of Preferred Stock accordingly.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Conversion Price shall be made for any declared but unpaid dividends on the Preferred Stock surrendered for conversion or on the Class B Common Stock delivered upon conversion.

4.4 Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Original Issue Date of the Series Seed-1 Preferred Stock effect a subdivision of the outstanding Common Stock, the Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date of the Series Seed-1 Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of Preferred Stock shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.5 Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date of the Series Seed-1 Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price in effect for Preferred Stock immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Conversion Price then in effect by a fraction:

(a) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(b) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions; and (ii) that no such adjustment shall be made with respect to Preferred Stock if the holders of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.6 Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date of the Series Seed-1 Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Subsection 4.5 do not apply to such dividend or distribution, then and in each such event the holders of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Preferred Stock had been converted into Common Stock on the date of such event.

4.7 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.4, 4.5 or 4.6), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of unconverted or unexchanged Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Stock, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Seed-1 Preferred Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Stock.

4.8 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than 30 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of affected Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Stock (but in any event not later than 30 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Conversion Price then in effect for the Preferred Stock, and (ii) the number of shares of Class B Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of the Preferred Stock.

4.9 Mandatory Conversion. Upon either (A) the closing of the sale of shares of Class B Common Stock to the public in an underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (B) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "Mandatory Conversion Time"), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Class B Common Stock, at the then effective conversion rate and (ii) such shares may not be reissued by the Corporation.

4.10 Procedural Requirements. The Corporation shall notify in writing all holders of record of shares of Preferred Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Subsection 3.9. Unless otherwise provided in this Certificate, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Class B Common Stock to which such holder is entitled pursuant to this Section 4. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Subsection 4.9, including the rights, if any, to receive notices and vote (other than as a holder of Class B Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.10. As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Class B Common

Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2 in lieu of any fraction of a share of Class B Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

5. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries will be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following any such redemption.

6. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

7. Notice of Record Date. In the event:

(a) the Corporation takes a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation shall send or cause to be sent to the holders of the Preferred Stock a written notice specifying, as the case may be, (i) the record date for such dividend, distribution, or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) will be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. The Corporation shall send the notice at least 20 days before the earlier of the record date or effective date for the event specified in the notice unless any such notice period shall be shortened or waived by the affirmative vote or written consent of the Requisite Holders.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock must be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the Delaware General Corporation Law, and will be deemed sent upon such mailing or electronic transmission.

ARTICLE V.

The Board of Directors is authorized to make, adopt, amend, alter or repeal the Bylaws of the Corporation (the "Bylaws"). The stockholders shall also have power to make, adopt, amend, alter or repeal the Bylaws.

ARTICLE VI.

The business and affairs of the Corporation shall be managed by or under the direction of the Board of Directors. In addition to the powers and authority expressly conferred upon them by statute or by this Certificate or the Bylaws, the directors are hereby empowered to exercise all such powers and do all such acts and things as may be exercised or done by the Corporation. Election of directors need not be by written ballot, unless the Bylaws so provide.

ARTICLE VII.

The name and mailing address of the Sole Incorporator are as follows:

Yeshaya A. Larkin, Esq.
PROCOPIO, CORY, HARGREAVES & SAVITCH LLP
12544 High Bluff Drive, Suite 400
San Diego, California 92130

ARTICLE VIII.

A. To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

B. The Corporation shall indemnify, to the fullest extent permitted by applicable law, any director or officer of the Corporation who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "Proceeding") by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding. The Corporation shall be required to indemnify a person in connection with a Proceeding initiated by such person only if the Proceeding was authorized by the Board of Directors.

C. The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any employee or agent of the Corporation who was or is a party or is threatened to be made a party to any Proceeding by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

D. Neither any amendment nor repeal of this Article VIII, nor the adoption of any provision of this Certificate inconsistent with this Article VIII, shall eliminate or reduce the effect of this Article VIII in respect of any matter occurring, or any cause of action, suit or claim accruing or arising or that, but for this Article VIII, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE IX.

The Corporation reserves the right to amend or repeal any provision contained in this Certificate, in the manner now or hereafter prescribed by statute, and all rights conferred upon a stockholder herein are granted subject to this reservation.

ARTICLE X.

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article X shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article X (including, without limitation, each portion of any sentence of this Article X containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, this Certificate of Incorporation has been subscribed this 24th day of August, 2022, by the undersigned who affirms that the statements made hereto are true and correct.

____
Yeshaya A. Larkin, Esq., Sole Incorporator

EXHIBIT G

Share

Blue Jacket Movie

Blue Jacket drops you into a single day in the life of two students, Aaron and Zoe. With each choice, a different color jacketed version splits, and we follow in real time the alternate pathways as they criss-cross and impact those around them.

Entertainment

Eastchester, NY Website

Investor Interest

Investors Interested
30

Funding Interest So Far
$148,720

1-Click Reserve™

Offering Terms

Funding Goal
$250,000 - $3,800,000

Security Type
Equity

Min Investment
$100

Max Investment
$3,800,000

Closing Date
Jul 1, 2022 8:59 PM PDT

Blue Jacket Movie, LLC is considering raising capital through a Regulation Crowdfunding campaign to be conducted by Fundify Portal, LLC. We are running this "Test the Waters" campaign (branded by Fundify as a Fast Pitch Preview™) to gauge investor interest and also determine the appropriate funding method. During this Test the Waters campaign, (1) no money or other consideration is being solicited, and if sent, will not be accepted; (2) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through Fundify's funding portal platform; and (3) a prospective purchaser's indication of interest is nonbinding.

Summary

Blue Jacket is an award-winning, faith-based film that seeks to explore the life-changing power of a single choice.


WINNER of BEST SCREENPLAY
Kingdomwood International Film Festival
WINNER

"Ambitious and well stylized...Wonderfully handled plot, quickly engaging audience..."
~WeScreenplay

The script is complete...The budget is complete...The schedule is complete, with the major locations already locked down.

We are seeking investors who want to make a difference in today's media and cultural landscape by investing in a unique, original concept that will resonate with both the faith-based and main stream market places.

With over 40 years of combined experience in the film and television industry with major studios such as **Fox, NBC, HBO, MTV** and **WWE**, our team has the proven "know-how" to successfully produce and complete an award-winning, marketable product.


HBO
Entertainment

Read on to learn more about this exciting film, our team, and why you should partner with us to make **Blue Jacket** the next great cinematic "must see!"


STRATEGY FOR SUCCESS
Award-winning SCRIPT
WINNER
Faith-based + Main Stream Markets
Experienced Production Team

Problem

Cheap.... Cheesy.... Choices....

Problem #1 - Cheap
Faith-based content rarely secures a level of financing comparative to most secular main stream films. *(...which is a bit ironic given the profit margins on this genre, but we will discuss that later)*. This lack of financing severely diminishes the development and production efforts on a film, such as: cast & talent selection, securing experienced crew members, state-of-the-art equipment and editing - ALL of which translate to the quality of the film presented on screen. The result is a lackluster product that deters the audience member from engaging in the film. Subsequently, the quality of the film, or lack of, precludes outlets of distribution, which in turn limits the opportunities for monetization. Summary - It takes money to make money... BUT with the proven ROI on faith-based films, why don't more people invest???

⟶ *Leads us to problem #2.*

Problem #2 - Cheesy
Majority of films that have been released under the faith-based banner tend to deliver their message on the surface. The approach is genuine; however, the concept is very simple and the dialogue far too often lacks authenticity and realism. The movie inevitably feels very "preachy" and "churchy" and the movie rarely makes it to a main stream market, where its message could impact a larger audience while delivering higher profitability. Break-outs from this trend are the 'real life' stories like *Heaven is for Real* and *Miracle from Heaven*, which prove beyond a doubt that there is a hungry and LARGE audience craving unique and original uplifting transformational content.

⟶ *Leading us to problem #3.*

Problem #3 - Choices
We are bombarded with content - a constant stream of media is being pumped into us 24/7, relentlessly and unapologetically, through our TVs, our cell phones, our tablets, etc. Most of today's main stream content has no morals or boundaries, is destructive, and preys upon our weaknesses, wants and desires, creating a culture of chaos. And our youth have the most exposure, with the most to lose. And they don't even realize how this constant media stream is harming them. They willfully "scroll" for hours, distracted and desensitized, as their minds are being molded by the content. The behaviors, the violence, the poor choices and compromising situations have all been normalized. **Transformational content** that is validating, uplifting, and life-producing is desperately and urgently needed!

⟶ ***Leading us to our SOLUTION!***

Solution

A "Transformational Message" in a "Main Stream Product"

Our movie, **Blue Jacket** seeks to interrupt the destructive nature of main stream content with a unique and compelling story that shares a transformational and urgent message for such a time as this.

Our unique and complex story elevates the art of storytelling out of the typical 'faith-based' category. In the realm of mind-bending stories, such as *The Matrix*, *Inception*, and the parallel multi-verses of Marvel, **Blue Jacket** presents a never-before-seen concept of following multiple alternate versions of the same character in **real time**.


the choice is yours

This story allows us to explore the consequences of choices and how the rippling impact can play out in the lives of those around us. Blue Jacket dives below the surface to confront real issues, such as cyber-bullying, drugs, sex and suicide, in a unique approach that presents the opportunity to deliver a message of hope, grace and redemption.

And with the proper financing, our team of experienced industry professionals will procure top-notch talent, resources and equipment to deliver a film of the utmost quality, in turn opening the door to the entire cycle of monetization of the film distribution market, including theatrical release, domestic and international Video-On-Demand (VOD) streaming outlets.

A unique and captivating concept that can capitalize on both the "main stream" *and* "faith-based" audiences is positioned for **maximum profit potential**.

Product

An Award-Winning Screenplay

As Alfred Hitchcock famously said, "To make a great film you need three things — the *script*, the *script* and the *script*."


WINNER
KINGDOMWOOD
INTERNATIONAL FILM FESTIVAL

Blue Jacket is an award-winning, full length feature film screenplay, recipient of *Best Screenplay Award* at *Kingdomwood International Film Festival*, in Atlanta, Georgia.

> *"Ambitious and well stylized…Wonderfully handled plot, quickly engaging audience…"*
> ~WeScreenplay

Blue Jacket drops you into a single day in the life of two high schoolers, Aaron and Zoe. With each choice, a different color jacketed version of themselves splits off, and we follow the alternate versions as they criss-cross and impact those around them. Ultimately all paths converge at a house party, and the alternate versions of Aaron and Zoe find themselves in completely different positions based on the choices they've made. A single day forever changing their future. The film explores the consequences of choices, the guilt and regret, and how the ripple of impact plays out in the lives of those around us.

Blue Jacket is an urgent and timely story that speaks to all ages.

Join us in bringing this award-winning story to the screen. Please take an active role in changing the landscape of our media, impacting the lives of our youth, bringing a message of Hope & Truth.

Business Model

"Below average" price tag for an "Above average" product!

We are seeking to raise the entire budget for the film through private equity investments. This will allow us to control and protect, not only the content and message of the film, but also the length of return waterfall, avoiding any 3rd-party loan financing and related interest, positioning us for maximum profit participation.

Our strategy for keeping the project a "low-budget" feature is three-fold:

1. A low-budget project falls under a lower tier of requirements in the various union signatory agreements.
2. A lower budget allows us to be positioned for quicker recoup and subsequent profits.
3. The raise is achievable through an equity crowdsourcing model, allowing us to protect the content and control the return waterfall for profit participation.

There's money out there for investment in faith-based content, but the portal or means to access these funds are limited. The equity crowdsourcing model, as facilitated by ***Fundify***, provides a direct-connect to those unique and numerous investors and is very effective for our size budget.

A low-budget model quickly becomes a balancing act and requires expertise in managing which budget lines can be reduced and which lines need protecting in order to yield the largest ROI.

We will safeguard Cast & Crew by allowing for "above union scale rates" to attract and secure talent, both in front and behind the camera, as well as Picture & Sound Quality by renting top-of-the-line sound and video equipment, including the use of Drone and Underwater cameras. If either of those areas are compromised or neglected, the film's quality suffers, and the number of distribution streams gets reduced.

Areas of the budget we are able to trim include: Locations, stemming from our "hometown connections", and "lower than scale rates" for writers, directors and producers. These team members are already onboard and committed to the mission of the project.

This combination allows for us to achieve a "below average" price-tag, but ensure an "above average" product. **A winning combination!**

Once the film is complete, we will direct-source through our existing distribution partners, who are aligned with pursuing main stream distribution across the entire cycle of monetization (theatrical release, VOD, etc.) both domestically and internationally. We will concurrently enter the film festival circuit to generate industry buzz, award fever and buyer interest.

Are there any PERK INCENTIVES for investing?

- $100 minimum investment - name added to "Backer List" on Blue Jacket Movie website
- $300 special "thank you" as an investor in the **on-screen credits**
- $500 participate in live-stream Q&A with production team and/or cast (as available)
- $1,000 a director or cast member autographed photo or mini-poster - suitable for framing
- $2,500 link to view via **Live-stream table reading** of the script
- $5,000 signed copy of the shooting script, by writers/directors
- $10,000 invitation to be an **extra cast member****
- $25,000 invitation to exclusive actors Meet & Greet event, and attend Live table reading of the script
- $50,000 receive invitations for two to the 'Cast & Crew' screening of the film**

- $100,000 Become an **Associate Producer**, in the credits of the film and on IMDb
- $250,000 Exclusive 1-day Full access to the Live Set & Lunch on set with writers/ directors & producers**
- $500,000 Become an **Executive Producer**, in the credits of the film and on IMDb

*(*all Tiers include previous incentives, ** travel & lodging not included)*

Unique Tax Incentives for investors in Motion Pictures:

- IRS Tax Code Section 181 - any investment in a motion picture from passive income is *100% tax deductible*, ...and able to be claimed in the same year, as opposed to recovering such costs over the useful life of the production. *(recommend reviewing further with your Tax Accountant)*

Market

Faith-Based Films, "No longer a Novelty" ~ The LA Times


Faith-based Market:
Over $500M in BOX OFFICE
Since 2015

The popularity and marketability of faith-based films has skyrocketed to unprecedented heights solidifying the fact that it is not a flash-in-the-pan genre. It is here to stay. A formidable contender in the space, here to MAKE AN IMPACT on the entertainment industry!

The faith-based market is so hot and lucrative that most major motion picture studios have implemented a "faith-based" division. Look at Affirm Films (Sony), Fox Faith (Fox), and Lightworkers Media (MGM). And the other major studios have attempted to capitalize on this audience by retelling epic stories from the Bible, including *Noah* (Paramount) and *The Prince of Egypt* (Dreamworks). But with mixed results. Their movies fell flat at the box office because they are not staying true to the message.

They're "Hollywood-izing" the biblical stories in an attempt to fabricate a big blockbuster hit and sell tickets, thinking if they add $50MM and a big name star to their project, it'll be an instant hit. The faith-based community is too smart to fall for all their bells and whistles. Audiences want a message true to the foundation of Christ, wrapped in an original authentic story, as evident in their turnout for *I can only Imagine* to the tune of $83.5 million — only $1.6 million short of the 2018 Best Picture Oscar winner *Green Book*.

Audiences want films that are going to promote hope and truth in their lives and the lives of their youth - not the continued destruction, distraction and desensitization of today's film and media content. That is why the faith-based genre is one of the **Top 3 grossing** genres of Independent films, alongside Horror and Documentaries.

As noted in MovieMaker article - **Box-Office Prophets:** The Rise of the Faith-Based Film Industry, "...films *Fireproof* and *Courageous*, both of which were made for a few million dollars or less... made $30-40 million in theaters alone.....*God's Not Dead* made $8.6 million during its first weekend in theaters, opposite *X-Men: Days of Future Past*, and by June 2014 had made $64 million. Its budget was only $2 million."

....and then there's the unparalleled success of The Chosen series, the very first episodic series about Jesus, completely crowdfunded, reaching over 311MM views and over $70 million in revenue.


Evergreen Content
vs.
Standard Content

This success also highlights the **'evergreen'** quality of faith-based films. A film with a message is always relevant, never fading, extending the life in the market place, and therefore extending its profitability timeline.

People are craving films with stories that have a powerful transformational message. **Blue Jacket** has that message. It tackles head-on important, life-altering issues that we face each day, attempting to provide insight on how to navigate through difficult circumstances, all the while entertaining you.

People are craving the message! A message rooted in Christ.

Company Vision

Mission Statement

A team of like-minded, Christ-centered, industry professionals who have joined forces to change the cultural landscape, transforming and taking back the mountains of media and entertainment for Christ.

It is our primary goal to develop and present each project with excellence, honesty and integrity, bringing thought provoking material to the page and screen for more than just entertainment. We seek to produce projects that transform and impact people's lives, revealing a message of truth behind each story, as if weaving gold into fine linen.

Blue Jacket is the first movie of a slate of 12 incredible projects, including features, episodics and a sit-com, that we plan to produce and release in the next 5+ years.

As highlighted, there is a huge faith-based market, and they are fierce supporters of the message.

We are calling out to the like-minded believers who are fed up with the destructive content being instilled in our young adults and who want to make a difference. Spirit-led people who see what the Lord is doing with these projects and want to be apart of sharing His message.

Traction:

- We are plugged into a network of large churches, from coast-to-coast, who will display and support our Campaign.
- We are connected with social media influencers with followers in excess of 4MM who will display and support our projects.
- We have the support of our hometown of New Albany, Indiana, the local press and community where Blue Jacket will be filmed.
- We plan to promote, boost and share on Facebook, Tik-Tok, Instagram, and LinkedIn with all of our industry and professional contacts and connections.

Press

Box Office Prophets - The Rise of the Faith-based Film Industry

What happens when Christian movies go Mainstream

No longer a Novelty - Faith-based Film business

What types of Low-budget Films Break-out

Founders

Kevin & Maria O'Bryan are the founders of First Fruits Entertainment, and are the creators and award-winning writers of **Blue Jacket.**



MARIA O'BRYAN *(Co-writer & Director)* began her career as an actress, performing on various television shows such as E.R., Law & Order, working opposite the industry's "cream of the crop", from John Wells to Ed Sherin. In addition to her many television and extensive NYC stage credits, she also performed in various independent feature films. Maria stepped into the role of Director with a number of Off-Off Broadway plays, including Screwtape Letters at The Mint Theater, where she met her husband Kevin. Maria is known as an "actor's director", able to develop and draw out the actor's finest and most authentic performance.

KEVIN O'BRYAN *(Co-writer & Director)* also began his career as an actor performing on numerous television shows and NYC stage productions, which in turn led to Directing, Producing and Screenwriting. Kevin's other areas of expertise come from an extensive background as an Executive Project Manager overseeing complex projects with budgets as high as $500MM. He also carries with him degrees in Architecture and Environmental Design, with a focus on Set Design and Screenwriting.

MARIA & KEVIN are multi-award winning Writers, Directors & Producers, most recently recipients of a Best Screenplay award for their feature length film, BLUE JACKET at KIFF in Atlanta. Their short film, KING'S HEART, distributed by Bridgestone Multimedia Group (BMG), received numerous awards and recognition on the film festival circuit, including: Award of Merit, Viewer's Choice, and Mission Excellence. They currently have numerous film and television projects in various stages of development, including a full length animation. Together, they continue to develop unique and meaningful content bringing a message of hope and truth to the masses.

Production Partners:



Nick Agneto - (Production Supervisor) is bringing his years of production team experience working with major networks such as Martha Stewart, HBO, MTV, Sesame Street, and WWE, ensuring the above-the-line talent, set operations and logistics flow seamlessly, and all supporting services are coordinated properly.



Mark Legein - (Production Manager, 1st AD) with over 20 years experience as Director for a major television network in NYC, will be managing workflow of the below-the-line crews, ensuring the camera, sound and lighting talent are in sync.



Gian-Carlo Ochoa - (Associate Producer) a business and production executive, most recently an Executive Producer on the documentary Emanuel, currently streaming on Netflix, Starz and Hulu, is supporting the financial structure and agreements for the film.



David Carraturo - (Associate Producer) a Wall Street professional, established Producer and noted Author of the Columbus Avenue Boys trilogy, is managing the business operations of the production, helping to secure talent and distribution.

«

COMPANY

About Us

Contact

Investor Relations

Fundify News

Blog

Events

Terms of Use

Privacy Policy

MARKETPLACE

Startups

Partners

Startup Partners

HOW IT WORKS

Investors

Startups

Experts

Glossary

Education Materials

HELP

Help Center

Get Started

Costs and Fees

Risks

FAQs

SUBSCRIBE TO OUR NEWSLETTER

The latest news, articles, and resources, sent to your inbox weekly.

Email Address

Email Address

Subscribe

FUNDIFY

CfPA

This website (the "Site") is owned by Fundify, Inc. ("Fundify") and sections of the Site are used by Fundify Portal, LLC ("Fundify Portal"). Fundify Portal is registered with the US Securities and Exchange Commission (SEC) as a funding portal (Portal), and is a Member of the Financial Industry Regulatory Authority (FINRA). Fundify Portal offers investments to everyone 18 years of age or older under Title III, Regulation Crowdfunding (Reg CF).

Investments in private companies are particularly risky and illiquid. You should only consider investing if you can afford to lose your entire investment. Private investments are subject to risks associated with the industries in which they operate, which are disclosed in the respective issuing company's offering documents (e.g. Form C).

Neither Fundify nor Fundify Portal are registered broker-dealers or investment advisors. We do not make investment recommendations or provide investment advice. Past performance of a security or a company does not guarantee future results or returns.

This site has been designed for informational purposes only. Fundify does not provide tax, accounting, legal or regulatory advice, and nothing contained in this site should be construed as such. Users of this site should consult with their independent advisors and counsel.

By using this Site, you are subject to our Terms of Use and our Privacy Policy. Neither the SEC nor any state agency has reviewed the investment opportunities listed on the Site.

Hey there! Need help?